

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-06262**

Dear Mr. Jackson:

We have reviewed your filing and your letter dated October 8, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished July 28, 2010

Note 2. Significant event in the period – Gulf of Mexico oil spill, page 26

1.   We note you have accounted for your $20 billion escrow account under IFRIC 5. It appears that this escrow account may be used to settle individual and business claims resolved and settled by the Gulf Coast Claims Facility (GCCF), amounts owed pursuant to final judgments and settlement agreements pertaining to damage claims that are resolved outside of the GCCF process, natural resource damage costs, and state and local government response costs. Tell us in detail how you determined the applicability of IFRIC 5 considering the various types of expenditures that may be made from this escrow account.

2.   Please provide us with additional detail describing the legal status of the GCCF. Specifically, describe the material terms of the agreement including your legal

obligations, involvement in the administration of the fund, and level of control over the fund. In connection with your response, please provide us with your evaluation of paragraphs four and eight of IFRIC 5.

3. We note your disclosure stating that any amounts left in the escrow account once all legitimate claims have been resolved and paid will revert to you. Please provide us with a detailed discussion explaining your rights to these residual amounts. Your response should also tell us how you considered paragraph five of IFRIC 5 in regards to any expected residual amounts.

4. We note the portion of your response related to the classes of provision that are shown on your balance sheet. Notwithstanding your views as to the adequacy of your existing disclosure under IAS 34, please provide us with the information previously requested regarding each class of provision you have identified.

    Specifically, for each class of provision that you have identified on pages 27 and 28 (i.e., Offshore and onshore oil spill response, Environmental, Claims under OPA 90, and Fines and Penalties), tell us the amount of the provision that you have made in the period, the amounts used during the period and the carrying amount of the provision at the end of the period. Identify the portion of the provision that relates to costs incurred up to June 30, 2010, obligations for future costs which can be reliably estimated and rights and obligations under the escrow account by class of provision. For each class of provision, clearly explain how the amount of the charge was determined, including the extent to which any amounts have been discounted and the related major assumptions made about future events in determining discounted amounts as contemplated by paragraph 85(b) of IAS 37.

    Additionally, provide information that updates your response through September 30, 2010.

5. Please tell us how you determined your $7.9 billion share of the assets held in the escrow fund (i.e., the reimbursement asset) at June 30, 2010. Your response should explain how this amount was calculated and the status of the approval process surrounding the reimbursement of this amount from the escrow account. Tell us the total amount of asset held in the escrow fund at June 30, 2010. Refer to paragraph nine of IFRIC 5.

    Additionally, provide information that updates your response through September 30, 2010 and the $7.0 billion reimbursement asset recognized.

Form 6-K furnished November 2, 2010

Gulf of Mexico Oil Spill, page 4

Financial Impact of the Response, page 6

6.   We note your statement that the contractual arrangements put in place at the height of the
        response to the Gulf of Mexico oil spill were complex, involving many parties including
        contractors, sub-contractors and the UAC, and that arrangements were put in place
        rapidly to ensure that the response was timely. We also note your disclosure that you
        have provided for the cost of all estimable known obligations but it is possible that
        further costs might arise from the intense activity that took place at that time. Please
        expand your disclosure to briefly describe the nature of the contractual arrangements, and
        provide material examples of the nature of the related uncertainties that may result in
        additional future costs as a result of their complex nature and the speed in which they
        were put in place.

Contingent Liabilities, page 6

7.   We note your disclosure that at the present time, you do not believe it is possible to
        measure reliably any obligation in relation to future claims, including natural resource
        damage under OPA 90, or litigation actions that have been received to date or may be
        received in the future. Please describe the nature of the specific types of costs that are not
        deemed to be estimable and tell us in more detail why you are not able to determine the
        amount of these expenses and the expected timing of payment. Your response should
        also provide your expectations as to when, and under what circumstances, you will be in
        a position to measure these obligations in a reliable manner.

Legal Proceedings, page 35

8.   We note your disclosure regarding purported class action lawsuits that have been filed in
        U.S. federal courts against BP entities and various current and former officers and
        directors alleging securities fraud claims. Please provide to us the complaints related to
        such lawsuits.

Engineering Comments

Form 20-F for Fiscal Year Ended December 31, 2009

General

9.   For those prior comments to which you have agreed to prospective compliance, please
        furnish to us the disclosure you intend to provide.

Exploration and Production, page 18

Key Statistics, page 19

10.   We note your response nine to our September 24, 2010 letter. Please tell us:
   - Whether you have made a final investment decision to develop all of each project's proved undeveloped reserves;
   - For each project, the capital investments you made for drilling and those you made for infrastructure and the total capital investments that you have made and that are scheduled to be made.
   - The time from booking that you estimate each project will pay out its capital costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kathryn Campbell, Esq.
     44-20-7959-8950 (fax)